EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

March 2, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

E.F. Hutton America, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2014

Filed February 18, 2016

Forms 10-Q for the Quarterly Period Ended March 31, June 30 and September 30,

2015

Filed May 21, September 21, and November 23, 2015

File No. 000-55175

Dear Sir or Madam:

In response to your comment letter dated February 24, 2016, please note the following:

Form 10-K/A for the Fiscal Year Ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Intangible Assets, page 28

1. Please amend your filing to disclose, as indicated in your November 3, 2015 letter, that the only material asset you acquired was the license to use the EF Hutton name that has an indefinite useful life.

The disclosure has been amended to state: “On November 25, 2014, the Company purchased certain assets from EFH Group, Inc., a Wyoming corporation.  The license to use the EF Hutton name was the only material asset purchased.  This license has an indefinite useful life.

Note 11 – Restatement, page 29

2. You refer to the restatements as corrections of typographical errors that were not previously included in an electronic version originally filed on April 15, 2015. Please amend your filing to describe the nature of each error included in the current restatement.

The footnote was revised for clarity.  As discussed in the explanatory note, the restatements were made solely to restate the carrying value of the assets acquired on November 25, 2014 to reflect the seller’s carrying value because the transaction is deemed an affiliate transaction.

Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and September 30, 2015

3. Please file amendments to the each Form 10-Q to reflect the revised value of the assets acquired from EFH Wyoming. Address the comments above, as applicable, therein.  Also when amending your Form 10-Q for the quarterly period ended March 31, 2015, describe the nature of and effect of the error related to the restatement for the stock-based compensation.

The Form 10-Qs for each period will be amended to reflect the required changes.

Very truly yours,

/s/Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.